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                                                                    Exhibit 17.2

IRA J. JAFFE


March 6, 2000


Mr. John A. Shields
2749 Landon Road
Shaker Heights, OH 44122

                          VIA FACSIMILE to 216-464-1684

Dear John:

         As I explained in the voicemail which I left you last Saturday, Fred is not disposed to increase the compensation of outside directors to the levels which were discussed during the February Board meeting. In light of that and the other successes and interests which you, Mark and Greg have developed since the Company went public, Fred thought that it would be fair to allow each of the outside directors, respectively, the opportunity to step down from the Board at this time, a step which he also thought would reduce, rather than increase, the outside directors' exposure to liability. However, Fred remains willing to have any or all of you, Mark and Greg, respectively, continue to serve on the Company's Board under the current arrangements if you wish to continue.

         We would like to hear from each of you by this Thursday, March 9, 2000 so that we may still be able to finalize the Company's Information Statement and hold the annual shareholder's meeting on May 3, 2000 as currently scheduled.

         Should you have any questions, comments or wish to discuss this matter further, please feel free to give me a call.

Very truly yours,

JAFFE, RAITT, HEUER & WEISS
Professional Corporation


Ira J. Jaffe


cc:      Gregory K. Jones           (fax 773-272-4010)
         Mark A. Timmerman          (fax 312-368-9418)
         Fred A. Erb                (fax 941-598-5070)
         John M. Erb                (fax 248-644-7137)
         Clifford L. Reynolds       (fax 216-328-5134)
         R. Scott Eynon             (fax 216-328-5134)